United States securities and exchange commission logo





                              December 14, 2023

       Ziv Elul
       Chief Executive Officer
       Israel Acquisitions Corp
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, TX 78738

                                                        Re: Israel Acquisitions
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 7,
2023
                                                            File No. 001-41593

       Dear Ziv Elul:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 7, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants, which would expire
worthless.
 Ziv Elul
Israel Acquisitions Corp
December 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                          Sincerely,
FirstName LastNameZiv Elul
                                                          Division of
Corporation Finance
Comapany NameIsrael Acquisitions Corp
                                                          Office of Real Estate
& Construction
December 14, 2023 Page 2
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName